INTERNET ACQUISITION GROUP INC.

c/o American Union Securities

100 Wall Street, 15th Floor

New York, NY 10005

December 14, 2007

Via Edgar and Fax

Ms. Peggy Kim

Attorney-Adviser

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, DC 20549-3628

Re:	Internet Acquisition Group, Inc.

Schedule 14F-1

Filed October 15, 2007

File No. 005-81410

Dear Ms. Kim:

We are submitting this letter in response to your correspondence dated October 19 setting forth the staff’s comments regarding the above-referenced Information Statement on Schedule 14F-1 (the “14F-1”)

Concurrently, we are filing an amended 14F-1 (the “Amendment”) with revisions made in accordance to our responses.

For your ease of reference, we have reproduced each staff comment in bold type below, and have followed this comment with our response thereto.  References in this letter to the “Company” “we” “us” or “our” mean Internet Acquisition Group, Inc.

General

1.

We are unable to locate any Schedule 13Ds filed by the persons who received shares of Internet Acquisition in exchange for shares of CRI. Please advise us. Alternatively, please confirm that Internet Acquisition has no voting class of section 12 registered equity securities.

On November 11, 2007, both Qingfu Ren and Chaozhong Ren filed Schedule 13Ds.

2.	Please tell us why Internet Acquisition did not need shareholder approval for the share exchange and for the issuance of shares to CRI shareholders

The reverse merger transaction with China Renyuan International was structured as a share exchange and therefore, the Company did not require shareholder approval to issue shares to China Renyuan International shareholders.

3.

We note that you intend to file a definitive information statement on Schedule 14C or a definitive proxy statement on Schedule 14A in connection with changing your name and implementing a reverse split. Please tell us why you believe you are not required to file in preliminary form. Refer to Rule 14a-6 in your analysis.

It has always been the Company’s intention to file a preliminary information statement prior to filing a definitive proxy statement and we believed that it was understood that such preliminary information statement would need to precede a definitive information statement. We have revised the 14F-1 to clarify this point.

4.	Advise us, with a view toward revised disclosure, as to what consideration is being given to complying with Rule 13e-3 in connection with the reverse stock split.

It is not our intension for the Company to cease being a reporting company.  We plan to effect the reverse stock split such that any shareholder who would receive a fractional share will be rounded up to the next whole number. Therefore, the number of Company shareholders would not be reduced as a result of the reverse stock split. We have revised the 14F-1 to clarify this.

Schedule 14F-1 filed October 15, 2007

Notice of Change in Board of Directors

5.

Please state the number of shares of CRI that were exchanged for 6,926,399,370 shares of the issuer, and describe how the consideration of 6,926,399,370 shares was determined. In addition, please describe the terms of the note payable to Mr. Qingfu Ren for 2,080,000 RMB ($277,333 USD). Refer to Item 6(e) of Schedule 14A. Quantify the ratio for the planned reverse stock split.

We have revised the 14F-1 to provide the disclosures requested.  Thirty thousand shares of CRI were exchanged for 6,926,399,370 shares. The consideration of 6,926,399,370 shares of Company stock was calculated to provide the Former Renyuan shareholders based upon capitalization of the Company, and was based on the amount of consideration our management has seen used in other reverse acquisitions involving public shell companies. The ratio of the planned reverse stock split is approximately 1 for 233. The

$277,333 USD note payable to Mr. Ren is a non-interest bearing and matures on December 31, 2008.

Voting Securities and Principal Holders Thereof

6.

Please include Warner Technology & Investment Group in the beneficial ownership table and in a footnote, identify the natural person with voting or investment power over the shares held by Warner Technology and describe the relationship with Mr. Zhou.

We have revised the 14F-1 to add Warner Technology and to disclose that Dr. Huakang Zhou is owner and chairman of Warner Technology, and has voting and investment power over the Company shares held by Warner Technology.

Other Matters

Nominating, Audit and Compensation Committees

7.

Although you do not have a nominating committee, please revise to include information regarding the director nomination process used by the board of directors. Refer to Item 407(c)(2) of Regulation S-B. Please also revise to include a narrative description of your policies and procedures for the consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-B.

We have revised the 14F-1 to make the requested disclosures.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTERNET ACQUISITION GROUP, INC.

By:	/s/ Qingfu Ren
Qingfu Ren, President